SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d

                                (Amendment No.1)*

Extendicare Inc.
--------------------------------------------------------------
(Name of Issuer)

Subordinate Voting Shares
--------------------------------------------------------------
(Title of Class of Securities)

30224T871
--------------------------------------------------------------
(CUSIP Number)

May 31, 2006
--------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Amaranth LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [x]
     (b) [ ]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     0

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See 6 and 8 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%

12. TYPE OF REPORTING PERSON*

     CO

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Amaranth Global Equities Master Fund Limited

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [x]
     (b) [ ]

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     0

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See 6 and 8 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%

12. TYPE OF REPORTING PERSON*

     CO

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Amaranth Advisors L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [x]
     (b) [ ]

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     0

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See 6 and 8 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%

12. TYPE OF REPORTING PERSON*

     IA

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nicholas M. Maounis

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [x]
     (b) [ ]

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     0

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See 6 and 8 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%

12. TYPE OF REPORTING PERSON*

     IN, HC

This statement is filed with respect to the shares of common stock, having no par value (the "Common Stock") of Extendicare Inc. (the "Issuer") beneficially owned by Amaranth LLC ("Amaranth") and Amaranth Global Equities Master Fund Limited ("Global"), both Cayman Islands exempted companies, Amaranth Advisors L.L.C. and Nicholas M. Maounis ("Maounis") (collectively, the "Reporting Persons") as of June 16, 2006 and amends and supplements the Schedule 13G filed June 2, 2006 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amaranth beneficially owns 0 shares of the issuers Common Stock. -

          Global beneficially owns 0 shares of the issuers Common Stock.

          Amaranth Advisors L.L.C may be deemed to beneficially own the shares of Common Stock held by Amaranth and Global as a result of being the Trading Advisor of Amaranth and Global.

          Mr. Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth and Global as a result of being the managing member of Amaranth Advisors L.L.C.

     (b) Amaranth's beneficial ownership of 0 shares of the Issuer's Common Stock represents 0% of the total common stock outstanding.

          Global's beneficial ownership of 0 shares of the Issuer's Common Stock represents 0% of the total common stock outstanding.

          Collectively, the Reporting Persons beneficially own 0 shares of Common Stock which represent 0% of the Common Stock outstanding.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote

                0

          (ii)  Shared power to vote or to direct the vote

                See Item 4(a).

          (iii) Sole power to dispose or to direct the disposition of

                0

          (iv)  Shared power to dispose or to direct the disposition of

                See Item 4(a).

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:   June 16, 2006

          AMARANTH  LLC,
                   by Amaranth Advisors L.L.C., as Trading Advisor

                   By: /s/ Charles H. Winkler
                       ------------------------------------------------
                           Charles H. Winkler, Chief Operating Officer

          AMARANTH GLOBAL EQUITIES MASTER FUND LIMITED, by Amaranth Advisors L.L.C., as Trading Advisor

                   By: /s/ Charles H. Winkler
                       ------------------------------------------------
                           Charles H. Winkler, Chief Operating Officer

          AMARANTH ADVISORS L.L.C.

                   By: /s/ Charles H. Winkler
                       ------------------------------------------------
                           Charles H. Winkler, Chief Operating Officer


          NICHOLAS M. MAOUNIS

          /s/ Charles H. Winkler
          ------------------------------------------------
              Charles H. Winkler by Power of Attorney for Nicholas M. Maounis

                                    EXHIBIT B

                                POWER OF ATTORNEY

     The   undersigned   hereby   makes,   constitutes   and  appoints  each  of
PersonNameKarl Wachter and Charles H. Winkler as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

     The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Forms 3, 4 or 5, or Schedules 13D or 13G, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of dateYear2004Day12Month3March 12, 2004.



/s/ Nicholas M. Maounis
-----------------------
    Nicholas M. Maounis